

July 10, 2013

<u>Via E-mail</u>
Michael J. Mauceli
Reef Oil & Gas Partners, L.P.
1901 N. Central Expressway, Suite 300
Richardson, Texas 75080

> **Re:** **Reef Oil & Gas Drilling and Income Fund, L.P.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed June 20, 2013**
> **File No. 333-172846**

Dear Mr. Mauceli:

We have reviewed your amended registration statement and letter dated June 20, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 4 to Registration Statement on Form S-1</u>

<u>Financial Statement</u>

1.   As previously requested in our prior comment 3, please include a disclosure page immediately preceding the financial statement of the general partner to explain why financial statements of the registrant are not presented in the registration statement.

Independent Auditors Report, page F-2

2.   Please obtain and file a revised report from your independent public accounting firm that includes the signature of the firm in accordance with Rule 2-02 of Regulation S-X and AU Section 508.

Note 6 – Subsequent Events, page

3.   Please disclose the date through which subsequent events have been evaluated.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski at (202) 551-3759 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements. Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Ted Schweinfurth
       Baker & McKenzie LLP